

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 17, 2007

Mr. John Works, President & Chief Executive Officer
Rancher Energy Corp.
999-18th Street, Suite 1740
Denver, Colorado 80202

> **Re:** **Rancher Energy Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 19, 2007**
> **File No. 333-141086**
>
> **Form 10-K for the fiscal year ended March 31, 2007**
> **File June 29, 2007**
> **File No. 0-51425**

Dear Mr. Works:

　　We have reviewed the response letter and the amended filings, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1 filed March 6, 2006

General

1.   We reissue prior comment 1. Although you revised the number of securities
        being offered in the fee table and on the cover page, the numbers do not coincide
        with each other. We also note that the number of securities referenced in the
        legality opinion does not coincide with the numbers shown in the fee table and on
        the cover page. In that regard, please obtain a revised opinion that references the
        correct number of securities being offered pursuant to the registration statement.

Cover Page

2.   Please revise your disclosure to make clear that the securities being registered
        include securities issued as penalty payments to the selling stockholders.

Selling Stockholders, page 83

3.   We reissue prior comment 6.

Exhibit 5.1

4.   Ensure that the new opinion you obtain explains the reference to the transfer of
        shares.

Form 10-Q/A for the Fiscal Quarter Ended December 31, 2006

Notes to Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies

Stock Options for the Nine Months Ended December 31, 2006, page 12

5.   We have considered your response to our prior comment number 10. Tell us how
        the compensation cost for stock options recognized complies with the guidance
        provided in "Illustration 4(b)-Share Options with Graded Vesting" of SFAS
        123(R). Provide a schedule to support your explanation.

Form 10-K for the Fiscal Year Ended March 31, 2007

Selected Financial Data, page 25

6.   We note you have provided a table of selected financial data on a combined basis.
        We believe the presentation of combined balances should be limited to certain
        amounts in the financial statements and is more appropriate for discussion within

your results of operations section within Management's Discussion and Analysis. In this regard, please amend your filing to provide a selected financial data table on a separate entity basis. For example, information in the table should be provided for Rancher Energy Corp. for all applicable periods. The information related to the Predecessor should also be provided in separate columns and clearly labeled for all applicable periods. These amounts should not be presented on a combined basis. Please ensure the table provides all information required under Regulation S-K, Item 301.

Management's Discussion and Analysis of Financial Condition and Results of Operations,
page 26

Results of Operations, Including Combined Results, page 29

7.   As noted above, the presentation and discussion of financial information for Rancher Energy Corp. and the Predecessor should be limited to Management's Discussion and Analysis. In this regard, we believe the combined financial information you have presented for each period in this section should be limited to that financial information which would not be otherwise affected by purchase adjustments to account for the acquisition. Therefore, we believe such information should combine only revenues, production taxes and lease operating expenses. The remaining line items of the statement of operations should be discussed on a registrant only basis. In addition, we believe the following periods should be compared and used as the basis for your discussion within the results of operations:

(a)   For the year ended March 31, 2007 of Rancher Energy Corp. combined with the carve-out financial information for the year ended December 31, 2006 of the Predecessor as compared to the carve-out financial information for the year ended December 31, 2005 of the Predecessor and

(b)   The carve-out financial information for the year ended December 31, 2005 of the Predecessor as compared to the carve-out financial information for the period from September 1, 2004 through December 31, 2004 of the Predecessor combined with the statement of revenues and direct operating expenses for the period from January 1, 2004 through August 31, 2004 of the Pre-Predecessor.

Please revise your disclosures accordingly.

Critical Accounting Policies and Estimates, page 41

8.   The disclosures of your critical accounting policies and estimates appear to be more descriptive of the accounting policies utilized, rather than any specific uncertainties underlying your estimates. Please revise your disclosures to address

the material implications of the uncertainties that are associated with the methods, assumptions and estimates underlying your critical accounting estimates. Specifically, you should provide the following:

(a)   An analysis of the uncertainties involved in applying the principle and the variability that is reasonably likely to result from its application.

(b)   An analysis of how you arrived at the measure and how accurate the estimate or underlying assumptions have been in the past.

(c)   An analysis of your specific sensitivity to change based on outcomes that are reasonably likely to occur and have a material effect.

Please refer to FRC Section 501.14 for further guidance

Disclosure Controls and Procedures, page 43

9.   Please disclose the estimated overall cost of implementing the corrective measures to address the described material weaknesses.

10.   Please revise the Risk Factor disclosure here and in the Form S-1 to discuss the risks associated with the material weaknesses that were detected in your internal controls over financial reporting.

Exhibits 31.1 and 31.2

11.   We note that the opening title of the certification required by Exchange Act Rule 13a-14(a) should be titled "certifications". Provide a corrected certification as required by Regulation S-K Item 601(b)(31) in an amended filing.

Form 10-Q for the Quarter Ended June 30, 2007

Disclosure Controls and Procedures, page 16

12.   We note you have concluded your disclosure controls and procedures are not effective. Revise this disclosure to specify the date on which this conclusion was made.

Engineering Comments

General

13.   Please provide us with a copy of your reserve report as of December 31, 2006 or later. If possible, please submit it in electronic format such as CD-ROM. For reserves classified as proved producing, provide a graph of the production over

time for each property with the forecasted production decline also on the graph. Please provide a self-addressed return envelope if you wish us to return this information.

Prospectus Summary, page 1

Overview of Company, page 1

14.   Please revise your document to provide a cross-reference to your CO_2 Product and Sale Contract on page F-15.

Summary Reserve Data, page 5

15.   Although you title this section "Summary Reserve Data" we could not find any reserve volumes reported. Please revise your document as necessary.

Risk Factors, page 6

16.   As your operations are conducted on properties where oil and gas were discovered years ago and production has been ongoing, please revise your document to include a risk factor that your properties may be significantly depleted of oil and gas reserves and discuss the impact this may have on your future results.

17.   Please revise your document to include a risk factor that 3D seismic is an interpretative tool that does not allow you to know conclusively if oil and gas is present and if present if it is in economic quantities. Include the fact that other petroleum professionals may have materially different interpretations of the same seismic data than you do.

Business and Properties, page 14

The Company, page 14

18.   Please revise your document to provide a cross-reference to your CO_2 Product and Sale Contract on page F-15.

Oil and Gas Operations, page 16

Field Summaries, page 17

19.   You mention several fields providing information such as production, brief operating history and your plans for future development. Please revise your document to expand your disclosure on these fields to include all the required data from Item 102 of Regulation S-K. This should include as a minimum net

production, net reserves, nature of your interest, location and development information for each principal property.

20.   You provide estimates of when you will begin injection of CO_2 for each field with the South Glenrock B field being as early as 2008. Please provide us support for these timing estimates with consideration that the construction of the CO_2 pipeline is only in the planning stages, your lack of financing and the significant permitting and right of way work that will have to be completed before construction can even begin. Please revise your document to provide disclosure of all material steps and estimated time to complete that you must undertake and complete in order to complete the pipeline and begin receiving CO_2.

Oil and Gas Acreage and Productive Wells, page 18

21.   Please revise your document to include your drilling activity for each of the last two years or, if you did not drill any wells, provide that information in your document.. Please see Industry Guide 2.

Production, page 18

22.   Please reconcile for us the volume of production reported as produced for the year ended March 31, 2007 with the producing rates of the individual fields under Our Properties on pages 17 and 18 and elsewhere in your document.

Management's Discussion and Analysis of Financial Condition and Results of
        Operations, page 33

Results of Operations, Including Combined Results, page 36

23.   Please reconcile for us the different oil prices reported for the year ended March 31, 2007 between Rancher Energy and the Predecessor Company in the table of combined results of operations.

Notes to Financial Statements

Disclosures About Oil & Gas Producing Activities, page F-26

Oil & Gas Reserve Quantities, page F-26

24.   We note that the reserve to production index for total proved is 44.4 years and for proved developed reserves it is almost 54 years. Please explain why these reserves are considered to be proved with such a long reserve life.

25.   Please tell us if any of the reported reserves are from CO_2 operations.

Standardized Measure of Discounted Future Net Cash Flows, page F-28

26.	Please reconcile for us the price of oil used for future cash inflows with the price of oil reported as of March 31, 2007 for Rancher Energy in the table of combined results of operations on page 36 and with the price used in the Ryder Scott reserve report as calculated from their letter of May 10, 2007..

27.	We note that you do not include future income taxes in the standardized measure. Please revise your document to include these or tell us why it is not necessary.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact at Gary Newberry at (202) 551-3761 if you have questions regarding the accounting comments. Direct your questions regarding the engineering comments to James Murphy, Petroleum Engineer, at (202) 551-3703. Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707.

Sincerely,

H. Roger Schwall
Assistant Director

cc: G. Newberry
       S. Buskirk
       J. Murphy
       T. Levenberg
       C. Moncada-Terry